Contact

www.linkedin.com/in/braden-hudye-a843a722 (LinkedIn)
www.altruscapital.com (Company)

Top Skills

Real Estate
Strategic Planning
Negotiation

Languages

English (Native or Bilingual)

Braden Hudye

Co-Founder @ Altrus Capital Investments
Scottsdale, Arizona, United States

Summary

Identifying and Assessing Opportunity – Leading – Strategic Planning – Building Relationships
From the combine to the corporate office, I strive to create success out of opportunity wherever I go. I love working with teams, and my greatest joy comes from bringing diverse groups together, building relationships, and maximizing strengths to get the job done.

ALTRUS CAPITAL
Altrus Capital was founded on the principle of proven strategies implemented by our Founders for over 15 years in multiple industries. We set to change the approach of typical hedge funds by placing control back in the hands of the investor. Our hybrid-family office approach allows opportunities for individual investors to leverage their portfolio specifically to their strategic office objectives. Maximizing returns, breaking down barriers to entry, and providing value add services that traditional funds do not offer.

How does Altrus differ?
In the current hedge fund realm, the barrier to entry has caused a significant inability to enter into Venture Capital, Equity Investments, and certain Real Estate deals. We simply set out to change that.

Barrier to Entry
Syndicate Structure Vs Pooled Fund – Investor Discretion
Superior Deal Flow Access
Making the Complex…Simple – Due Diligence, Deal Analysis

HUDYE GROUP LP
Hudye Group is a Family focussed organization with a focus on objectives and goals in the Real Estate markets of Phoenix AZ and Minot ND. primarily invested in Multi Family, Luxury Single Family, and commercial land and development, as well as other equity investments in various asset classes.

A family-focused Real Estate investment firm specializing in Multi-Family, Luxury Single Family, and commercial land and development. I have also held a variety of positions in the agricultural, real estate, and investment fields.
True to our company's motto to "Create Success out of Opportunity", I have been a part of helping others to create professional success in multiple industries. This includes founding an Investment Real Estate company with my siblings and cousins – Capital Seven Corp - and being a part of the family agricultural business, which was recognized as a top producer finalist by Farm Journal and the Retailer of the Year by the Canadian Association of Agri-Retailers.

Experience

Altrus Capital Investments
Co-Founder
June 2021 - Present (1 year 10 months)
Scottsdale, Arizona, United States

The Hudye Group
11 years 3 months

Vice President
June 2021 - Present (1 year 10 months)
Scottsdale, Arizona, United States

President
January 2012 - June 2021 (9 years 6 months)
Phoenix, Arizona Area

Hudye Inc
President
January 2005 - June 2021 (16 years 6 months)
Saskatchewan, Canada

Hudye Soil Services Inc
President
April 2005 - March 2015 (10 years)
Norquay Saskatchewan

Day to day operations, strategic planning, financial management, seeking opportunities, networking, sales, HR management

Hudye Farms, NBJ Farms,
President
January 2005 - May 2012 (7 years 5 months)

Capital Seven Corp.
President
2006 - 2012 (6 years)
Saskatoon Saskatchewan

Education

University of Saskatchewan
Ag Business, Agricultural Economics · (2002 - 2005)

Norquay High School
· (1997 - 2002)